# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: IMAX CORP, CIK 0000921582
CUSIP: 45245E109
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 2525 SPEAKMAN DRIVE, MISSISSAUGA, Ontario Canada (A6), L5K 1B1
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001085146-24-005858
Filed by CIK 0000940594

## Reporting persons
- Orbis Investment Management Limited: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); sole voting power 5,222,063; shared voting power 0; sole dispositive power 5,222,063; shared dispositive power 0; aggregate amount beneficially owned 5,222,063 (9.7% of the class)
- Allan Gray Australia Pty Ltd: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Australia (C3); does not affirm membership in a group (box b); sole voting power 19,820; shared voting power 0; sole dispositive power 19,820; shared dispositive power 0; aggregate amount beneficially owned 19,820 (0% of the class)

## Item 1. Issuer
Name of issuer: IMAX CORP
Address of issuer's principal executive offices:
2525 SPEAKMAN DRIVE, MISSISSAUGA, ONTARIO, CANADA
L5K 1B1

## Item 2. Person Filing
Name of person filing:
Orbis Investment Management Limited

Allan Gray Australia Pty Ltd
Address of principal business office or, if none, residence:
Orbis Investment Management Limited
25 Front Street
Hamilton HM11, Bermuda

Allan Gray Australia Pty Ltd
Level 2, Challis House, 4 Martin Place
Sydney NSW2000, Australia
Citizenship:
Orbis Investment Management Limited - BERMUDA

Allan Gray Australia Pty Ltd - AUSTRALIA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Equivalent to IA.

## Item 4. Ownership
Amount beneficially owned: 5,241,883
Percent of class: 9.7
Sole power to vote or to direct the vote:
Orbis Investment Management Limited - 5,222,063

Allan Gray Australia Pty Ltd - 19,820
Shared power to vote or to direct the vote:
Orbis Investment Management Limited - 0

Allan Gray Australia Pty Ltd - 0
Sole power to dispose or to direct the disposition:
Orbis Investment Management Limited - 5,222,063

Allan Gray Australia Pty Ltd - 19,820
Shared power to dispose or to direct the disposition:
Orbis Investment Management Limited - 0

Allan Gray Australia Pty Ltd - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
Other persons have the right to receive dividends from, the power to direct the receipt of dividends from, or the right to receive the proceeds from the sale of, the securities of the issuer identified in Item 4(a) that are beneficially owned by Orbis Investment Management Limited.

Another person has the right to receive dividends from, the power to direct the receipt of dividends from, or the right to receive the proceeds from the sale of, the securities of the issuer identified in Item 4(a) that are beneficially owned by Allan Gray Australia Pty Ltd.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Information with respect to each of Orbis Investment Management Limited and Allan Gray Australia Pty Ltd (collectively, the "Reporting Persons") is given solely by each such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Reporting Person. Orbis Investment Management Limited and Allan Gray Australia Pty Ltd are classified as a Non-U.S. Institution (FI) that is equivalent to an Investment Adviser (IA). Notwithstanding that the Reporting Persons are making this filing together, none of the Reporting Persons represents that it is a member of a group for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. Each Reporting Person disclaims beneficial ownership of any shares beneficially owned by any other Reporting Person as specified in Item 4(a).

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Orbis Investment Management Limited and Allan Gray Australia Pty Ltd is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Orbis Investment Management Limited: Matthew Gaarder, Attorney-in-Fact (11/14/2025)
- Allan Gray Australia Pty Ltd: Matthew Gaarder, Attorney-in-Fact (11/14/2025)